As filed with the Securities and Exchange Commission on June 16, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

COMPUCREDIT CORPORATION

(Exact name of registrant as specified in its charter)

6141

(Primary Standard Industrial Classification Code Number)

GEORGIA	58-2336689
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

245 Perimeter Center Parkway, Suite 600

Atlanta, Georgia 30346

(770) 206-6200

(Address including zip code, and telephone number, including area code, of registrant’s principal executive offices)

J. Paul Whitehead, III

Chief Financial Officer

245 Perimeter Center Parkway, Suite 600

Atlanta, Georgia 30346

(770) 206-6200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

W. Brinkley Dickerson, Jr.

Troutman Sanders LLP

600 Peachtree Street, N.E. - Suite 5200

Atlanta, Georgia 30308-2216

(404) 885-3000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ _________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ _________

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, no par value(2)	2,400,000	$37.13	$89,112,000	$9,535(3)

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 based on the average of the high and low price per share of the Registrant’s common stock as quoted on the NASDAQ Global Market on June 14, 2006.

(2)	Pursuant to Rule 416 under the Securities Act of 1933, this registration statement relates to such indeterminate number of additional shares of common stock as may be issued as a result of stock splits, stock dividends, recapitalizations, mergers, reorganizations, combinations or exchanges of shares or other similar events, or as a result of other adjustments to which the shares registered hereunder are subject.

(3)	Pursuant to Rule 457(p) under the Securities Act of 1933, the fee paid in connection with the Registrant’s Registration Statement on Form S-3 (Registration No. 333-127419) initially filed on August 11, 2005, for which a withdrawal request has been filed, is being used to offset the entire registration fee due herewith.

PROSPECTUS

2,400,000 SHARES

COMPUCREDIT CORPORATION

COMMON STOCK

This prospectus relates to shares of our common stock, no par value, issuable upon exercise of warrants, which are held by Merrill Lynch Mortgage Capital Inc. and OZ Master Fund, Ltd., and any other shares of our common stock issuable by way of, or issuable upon conversion or exercise of any warrant, right or other security that is issued as, a dividend, stock split, combination of shares, recapitalization, restructuring, merger, consolidation or other distribution with respect to or exchange for or replacement of the shares of our common stock issuable upon exercise of the warrants. A warrant for 2,400,000 shares of our common stock was originally issued to Merrill Lynch Mortgage Capital Inc. on January 30, 2004 in connection with a securitization facility entered into in the first quarter of 2004. In December 2005, Merrill Lynch Mortgage Capital Inc. sold half of the original warrant to OZ Master Fund, Ltd. The number of shares of our common stock initially issuable upon exercise of each of the warrants is 1,200,000, which is subject to adjustment from time to time upon the occurrence of certain events.

We are required to register these shares under the terms of a Registration Rights Agreement, dated as of January 30, 2004, with Merrill Lynch Mortgage Capital Inc. We agreed to file a registration statement, of which this prospectus is a part, with the Securities and Exchange Commission to enable Merrill Lynch Mortgage Capital Inc. and any permitted transferee to resell the shares of our common stock issuable pursuant to the original warrant. Under the registration statement, Merrill Lynch Mortgage Capital Inc. and OZ Master Fund, Ltd., referred to herein as the “selling shareholders,” each may sell or distribute up to an aggregate of 1,200,000 shares, or 2,400,000 shares total, subject to adjustment, of our common stock in one or more transactions. The process by which the selling shareholders will sell or distribute their shares of common stock is described in this prospectus under the heading “Plan of Distribution.”

Each selling shareholder may sell any or all of its shares of common stock directly to purchasers or through agents, underwriters, or dealers on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices which will be determined at the time of sale. If required, the name of any agents, underwriters or dealers and any other required information will be set forth in a supplement to this prospectus. We will bear the expenses and fees incurred in registering the shares offered by this prospectus. Each selling shareholder will pay any brokerage commissions or discounts attributable to the sale of its shares. We will not receive any proceeds from the sale of these shares of our common stock.

Our common stock is quoted on the NASDAQ Global Market under the symbol “CCRT.” On June 15, 2006, the last reported sale price of our common stock on the NASDAQ Global Market was $38.43 per share.

The securities offered hereby involve significant risks and uncertainties. These risks are described under the caption “ Risk Factors” beginning on page 2 of this prospectus. You should consider these Risk Factors before purchasing these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 16, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, which we refer to in this prospectus as the “SEC”, using a “shelf” registration process. This means the securities described in this prospectus may be offered and sold using this prospectus from time to time as described in “Plan of Distribution.” You should carefully read this prospectus and the information described under the heading “Where You Can Find More Information.” Under no circumstances should the delivery to you of this prospectus or any offers or sales made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, which we refer to in this prospectus as the “Exchange Act”. You may read and copy any materials we file at the SEC’s Public Reference Room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. These filings are also available to the public on the SEC’s web site at www.sec.gov. We also maintain an internet site at www.compucredit.com that contains information concerning us and our affiliates. The information at our internet site is not incorporated by reference in this prospectus, and you should not consider it to be part of this prospectus.

Incorporation by Reference

Rather than include certain information in this prospectus that we have already included in documents filed with the SEC, we are incorporating this information by reference, which means that we are disclosing important information to you by referring to those publicly filed documents that contain the information. The information incorporated by reference is considered to be part of this prospectus. Accordingly, we incorporate by reference (i) our Annual Report on Form 10-K for the year ended December 31, 2005, which was filed with the SEC on March 2, 2006, (ii) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, which was filed with the SEC on May 8, 2006, (iii) our Current Reports on Form 8-K that were filed with the SEC on January 17, 2006, February 22, 2006, March 29, 2006, April 14, 2006, April 28, 2006, May 15, 2006, May 22, 2006 and June 16, 2006 and (iv) the description of our common stock included in our Registration Statement on Form 8-A, filed pursuant to Section 12(g) of the Exchange Act on April 12, 1999, including any amendment or report filed for the purpose of updating such description.

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We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until all of the securities to which this prospectus relates are sold or the offering is otherwise terminated.

The information incorporated by reference in this prospectus is an important part of this prospectus. Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus shall be considered to be modified or superseded for purposes of this prospectus to the extent a statement contained in this prospectus or in any other subsequently filed document that is or is considered to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

You may request a copy of the filings that we incorporate by reference, at no cost, by writing or telephoning us as follows: CompuCredit Corporation, 245 Perimeter Center Parkway, Suite 600, Atlanta, Georgia 30346, Attention: Investor Relations, (770) 206-6200. Exhibits to the filings will not be sent, however, unless those exhibits have been specifically incorporated by reference in this prospectus.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

You should carefully consider the risk factors included under the heading “Risk Factors” in this prospectus and the risk factors incorporated in this prospectus by reference. This prospectus (including the information incorporated by reference in this prospectus) includes forward-looking statements. Statements concerning our future operations, prospects, strategies, financial condition, future economic performance (including growth and earnings) and demand for our products and services, and other statements of our plans, beliefs, or expectations, are forward-looking statements. In some cases these statements are identifiable through the use of words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “target,” “can,” “could,” “may,” “should,” “will,” “would” and similar expressions. You are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements we make are not guarantees of future performance and are subject to various assumptions, risks and other factors that could cause actual results to differ materially from those suggested by these forward-looking statements. These factors include, among others, those set forth below in “Risk Factors,” and in the other documents that we file with the SEC. There also are other factors that we may not describe, generally because we currently do not perceive them to be material, which could cause actual results to differ materially from our expectations.

We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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SUMMARY

The following summary contains basic information about us and this offering. It does not contain all of the information that you should consider in making your investment decision. You should read and consider carefully all of the information contained and incorporated by reference in this prospectus, including the information set forth under “Risk Factors,” as well as the more detailed financial information, including the consolidated financial statements and related notes thereto, appearing elsewhere or incorporated by reference in this prospectus, before making an investment decision.

Unless otherwise indicated or the context suggests otherwise, all references in this prospectus to “CompuCredit,” “we,” “us,” “our,” “ours” or similar references mean CompuCredit Corporation and its subsidiaries and predecessors.

CompuCredit Corporation

We are a provider of various credit and related financial services and products to or associated with the underserved, or sub-prime, consumer credit market, as well as to “un-banked” consumers. Historically, we have served this market through our marketing and solicitation of credit card accounts and our servicing of various credit card receivables underlying both our originated accounts and our portfolio acquisitions. We operate primarily within one industry consisting of five reportable segments by which we manage our business. Our five reportable segments are: Credit Cards; Investments in Previously Charged-Off Receivables; Retail Micro-Loans; Auto Finance; and Other.

Our principal executive offices are located at 245 Perimeter Center Parkway, Suite 600, Atlanta, Georgia 30346, and our telephone number is (770) 206-6200. Our Internet address is www.compucredit.com.

The Offering

Issuer	CompuCredit Corporation, a Georgia corporation

Shares of Common Stock Offered	2,400,000 shares

Selling Shareholders	The common stock to be offered and sold using this prospectus will be offered and sold by the selling shareholders named in this prospectus or in any amendment to this prospectus. See “Selling Shareholders.”

No proceeds	We will not receive any proceeds from the sale by any selling shareholder.

Trading Symbol for our Common Stock	Our common stock is quoted on the NASDAQ Global Market under the symbol “CCRT.”

Risk Factors	You should carefully consider the information set forth in the section of this prospectus entitled “Risk Factors” as well as the other information included in or incorporated by reference in this prospectus before deciding whether to invest in our common stock.

RISK FACTORS

An investment in our common stock involves a number of risks. You should carefully consider each of the risks described below, together with all of the other information contained in or incorporated by reference in this prospectus, before deciding to invest in our common stock. If any of the following risks develops into actual events, our business, financial condition or results of operations could be negatively affected, the market price of our common stock could decline and you may lose all or part of your investment.

Our Cash Flows Are Dependent Upon the Cash Flows Received on the Receivables Underlying Our Securitizations and From Our Other Credit Products.

The collectibility of the receivables underlying our securitizations and those that we hold and do not securitize is a function of many factors including the criteria used to select who is issued credit, the pricing of the credit products, the lengths of the relationships, general economic conditions, the rate at which customers repay their accounts or become delinquent and the rate at which cardholders use their cards. To the extent we have over estimated collectibility, in all likelihood we have over estimated our financial performance. Some of these concerns are discussed more fully below.

We may not successfully evaluate the creditworthiness of our customers and may not price our credit products so as to remain profitable.

The creditworthiness of our target market generally is considered “sub-prime” based on guidance issued by the agencies that regulate the banking industry. Thus, our customers generally have a higher frequency of delinquencies, higher risk of nonpayment and, ultimately, higher credit losses than consumers who are served by more traditional providers of consumer credit. Some of the consumers included in our target market are consumers who are dependent upon finance companies, consumers with only retail store credit cards and/or lacking general purpose credit cards, consumers who are establishing or expanding their credit and consumers who may have had a delinquency, a default or, in some instances, a bankruptcy in their credit histories, but have, in our view, demonstrated recovery. We price our credit products taking into account the perceived risk level of our target customers. If our estimates are incorrect, customer default rates will be higher, we will receive less cash from our securitizations and other credit products, which will result in a decrease in the value of our retained interests (which are based on expected future cash flows) and our loans receivable, and we will experience reduced levels of net income.

An economic slowdown could increase credit losses and/or decrease our growth.

Because our business is directly related to consumer spending, any period of economic slowdown or recession could make it more difficult for us to add or retain accounts or account balances. In addition, during periods of economic slowdown or recession, we expect to experience an increase in rates of delinquencies and frequency and severity of credit losses. Our actual rates of delinquencies and frequency and severity of credit losses may be higher under adverse economic conditions than those experienced in the consumer finance industry generally because of our focus on the sub-prime market. Changes in credit use, payment patterns and the rate of defaults by account holders may result from a variety of unpredictable social, economic and geographic factors. Social factors include, among other things, changes in consumer confidence levels, the public’s perception of the use of credit and changing attitudes about incurring debt and the stigma of personal bankruptcy. Economic factors include, among other things, the rates of inflation, the unemployment rates and the relative interest rates offered for various types of loans. Moreover, adverse changes in economic conditions in states where account holders are located, including as a result of severe weather, could have a direct impact on the timing and amount of payments on our credit card accounts.

Because a significant portion of our reported income is based on management’s estimates of the future performance of securitized receivables, differences between actual and expected performance of the receivables may cause fluctuations in net income.

Income from the sale of credit card receivables and other credit products in securitization transactions and income from retained interests in receivables securitized have constituted, and are likely to continue to constitute, a significant portion of our income. Portions of this income are based on management’s estimates of cash flows we expect to receive from the interests that we retain when we securitize receivables. Differences between actual and expected performance of the receivables will occur and may cause fluctuations in our net income. The expected cash flows are based on management’s estimates of interest rates, default rates, payment rates, new purchases, costs of funds paid to investors in the securitizations, servicing costs, discount rates and required amortization payments. These estimates are based on a variety of factors, many of which are not within our control. As a result, these estimates will differ from actual performance.

Increases in expected losses and delinquencies may prevent us from continuing to securitize receivables in the future on similar terms.

Greater than expected delinquencies and losses also could impact our ability to complete other securitization transactions on acceptable terms or at all, thereby decreasing our liquidity and forcing us to either decrease or stop our growth or rely on alternative, and potentially more expensive, funding sources if even available.

Increased utilization of existing credit lines by cardholders would require us to establish additional securitization facilities or curtail credit lines.

Our existing commitments to extend credit to cardholders exceed our available securitization facilities. If all of our cardholders were to use their entire lines of credit at the same time, we would not have sufficient capacity to fund card use. However, in that event, we could either reduce our cardholders’ available credit lines or establish additional securitization facilities. This would subject us to several of the other risks that we have described in this section.

Increases beyond expected losses and delinquencies may cause us to incur losses on our retained interests.

If the actual amounts of delinquencies and losses that occur in our securitized receivables are greater than our expectations, the value of our retained interests in the securitization transactions will decrease. Since we derive a portion of our income from these retained interests, higher than expected rates of delinquency and loss could cause our net income to be lower than expected. In addition, under the terms of our securitizations agreements, levels of loss and delinquency could result in us being required to repay our securitization investors earlier than expected, reducing funds available to us for future growth.

Our portfolio of receivables is not diversified and originates from customers whose creditworthiness is considered sub-prime.

We obtain the receivables that we securitize in one of two ways—we either originate receivables or purchase receivables from other credit card issuers. In either case, substantially all of our securitized receivables originate from sub-prime borrowers. Our reliance on sub-prime receivables has in the past (and may in the future) negatively impacted our performance. For example, in the fourth quarter of 2001, we suffered a substantial loss after we increased our discount rate to reflect the higher rate of return required by investors in sub-prime markets. Because our receivables portfolios are all of substantially the same character (i.e., sub-prime), the increased discount rate resulted in a decrease in the value of our retained interests in our securitized receivables portfolios. These losses might have been mitigated had our portfolios consisted of higher-grade receivables in addition to our sub-prime receivables. Because our portfolios are undiversified, negative market forces have the potential to cause a widespread adverse impact. We have no immediate plans to issue or acquire significant receivables of a higher quality.

Seasonal consumer spending may result in fluctuations in our net income.

Our quarterly income may substantially fluctuate as a result of seasonal consumer spending. In particular, our customers may charge more and carry higher balances during the year-end holiday season and during the late summer vacation and back-to-school period, resulting in corresponding increases in the receivables we manage and subsequently securitize during those periods.

Increases in interest rates will increase our cost of funds and may reduce the payment performance of our customers.

Increases in interest rates will increase our cost of funds, which could significantly affect our results of operations and financial condition. Our credit card accounts have variable interest rates. Significant increases in these variable interest rates may reduce the payment performance of our customers.

Due to the lack of historical experience with Internet customers, we may not be able to successfully target these customers or evaluate their creditworthiness.

There is less historical experience with respect to the credit risk and performance of customers acquired over the Internet. As part of our growth strategy, we are expanding our origination of accounts over the Internet; however, we may not be able to successfully target and evaluate the creditworthiness of these potential customers. Therefore, we may encounter difficulties managing the expected delinquencies and losses and appropriately pricing our products.

We Are Substantially Dependent Upon Securitizations and Other Borrowed Funds in Order to Fund the Receivables That We Originate or Purchase.

All of our securitization facilities are of finite duration (and ultimately will need to be extended or replaced) and contain conditions that must be fulfilled in order for funding to be available. Although our primary credit card receivables facility with Merrill Lynch alleviates for the foreseeable future our principal exposure to advance rate fluctuations, in the event that future advance rates (i.e., the percentage on a dollar of receivables that lenders will lend us) for securitizations are reduced, investors in securitizations require a greater rate of return, we fail to meet the requirements for continued funding or securitizations otherwise become unavailable to us, we may not be able to maintain or grow our base of receivables or it may be more expensive for us to do so. In addition, because of advance rate limitations, we retain subordinate interests in our securitizations, the “retained interests,” that must be funded through profitable operations, equity raised from third parties or funds borrowed elsewhere. The cost and availability of equity and borrowed funds is dependent upon our financial performance, the performance of our industry generally and general economic and market conditions, and has at times been both expensive and difficult to obtain. Some of these concerns are discussed more fully below.

Our growth is dependent on our ability to add new securitization facilities.

We finance most of our receivables through securitizations. To the extent we grow our receivables significantly, our cash requirements are likely to exceed the amount of cash we generate from operations, thus requiring us to add new securitization facilities. Our historic and projected performance impact whether, on what terms and at what cost we can sell interests in our securitizations. If additional securitization facilities are not available on terms we consider acceptable, or if existing securitization facilities are not renewed on terms as favorable as we have now or are not renewed at all, we may not be able to grow.

As our securitization facilities mature, they will be required to accumulate cash that therefore will not be available for operations.

Repayment for our securitization facilities begins as early as one year prior to their maturity dates. Once repayment begins and until the facility is paid, payments from customers on receivables are accumulated to repay the investors and are no longer reinvested in new receivables. When a securitization facility matures, the underlying trust continues to own the receivables and effectively the maturing facility maintains its priority in its right to payments following collections on the underlying receivables until it is repaid in full. As a result, new purchases need to be funded using debt, equity or a replacement facility subordinate to the maturing facility’s interest in the underlying receivables. Although this subordination historically has not made it more difficult to obtain replacement facilities, it may do so in the future. If our securitization facilities begin to accumulate cash and we also are unable to obtain additional sources of liquidity, such as debt, equity or new securitization facilities that are structurally subordinate to the facilities accumulating cash, we may be forced to prohibit new purchases in some or all of our accounts in order to significantly reduce our need for any additional cash.

The documents under which the securitization facilities are established provide that, upon the occurrence of certain adverse events known as early redemption events, the timing of payments to the investors could be accelerated. Early redemption events include portfolio performance triggers, the termination of the affinity agreement with Columbus Bank and Trust Company, which we refer to in this prospectus as CB&T, breach of certain representations, warranties and covenants, insolvency or receivership, servicer defaults, and may include the occurrence of an early redemption event with respect to another securitization transaction. In the Merrill Lynch facility, an early redemption event also may be triggered based on a total consolidated equity test or a change of control in CompuCredit. If an early redemption event occurs, principal payments would be made to investors to reduce their interests in our securitizations. As investors’ interests in our securitizations decrease, our liquidity would be negatively impacted and our financial results may suffer. We would need to obtain alternative sources of funding, and there is no certainty that we would be able to do so.

We may be unable to obtain capital from third parties needed to fund our existing securitizations or may be forced to rely on more expensive funding sources.

We need equity or debt capital to fund our retained interests in our securitizations. Investors should be aware of our dependence on third parties for funding and our exposure to increases in costs for that funding. External factors, including the general economy, impact our ability to obtain funds. For instance, in late 2001, we needed additional liquidity to fund our operations and the growth in our retained interests, and we had a difficult time obtaining the needed cash. If in the future we need to raise cash by issuing additional debt or equity or by selling a portion of our retained interests, there is no certainty that we will be able to do so or that we will be able to do so on favorable terms. Our ability to raise cash will depend on factors such as our performance and creditworthiness, the performance of our industry, the performance of issuers of other non-credit card-based asset backed securities and the general economy.

The timing and volume of securitizations may cause fluctuations in quarterly income.

Fluctuations in the timing or the volume of receivables securitized will cause fluctuations in our quarterly income. Factors that affect the timing or volume of our securitizations include the growth in our receivables, market conditions and the approval by all parties of the terms of the securitization.

The performance of our competitors may impact the costs of our securitization.

Investors in our securitizations compare us to other sub-prime credit card issuers and, to some degree, our performance is tied to many of the factors that impact their performance. Generally speaking, our securitizations investors also invest in our competitors’ securitizations. These investors broadly invest in receivables, and when they evaluate their investments, they typically do so on the basis of overall industry performance. Thus, when our competitors perform poorly, we typically experience negative investor sentiment, and the investors in our securitizations require greater returns, particularly with respect to subordinated interests. In the fourth quarter of 2001, for instance, investors demanded unprecedented returns. In the event that investors require higher returns and we sell our retained interests at that time, the total return to the buyer may be greater than the discount rate we are using to value the retained interests in our financial statements. This would result in a loss for us at the time of the sale as the total proceeds from the sale would be less than the carrying amount of the retained interests in our financial statements. We also might increase the discount rate used to value all of our other retained interests, which also would result in further losses. Conversely, if we sold our retained interests for a total return to the investor that was less than our current discount rate, we would record income from the sale, and we would potentially decrease the rate used to value all of our other retained interests, which would result in additional income.

We may be required to pay to investors in our securitizations an amount equal to the amount of securitized receivables if representations and warranties made to us by sellers of the receivables are inaccurate.

The representations and warranties made to us by sellers of receivables we purchased may be inaccurate. We rely on these representations and warranties when we securitize these purchased receivables. In securitization transactions, we make representations and warranties to investors and, generally speaking, if there is a breach of our representations and warranties, then under the terms of the applicable investment agreement we could be required to pay the investors the amount of the non-compliant receivables. Thus, our reliance on a representation or warranty of a receivables seller, which proves to be false and causes a breach of one of our representations or warranties, could subject us to a potentially costly liability.

Our Financial Performance Is, in Part, a Function of the Aggregate Amount of Receivables That Are Outstanding.

The aggregate amount of outstanding receivables is a function of many factors including purchase rates, payment rates, interest rates, seasonality, general economic conditions, competition from other credit card issuers and other sources of consumer financing, access to funding as noted above and the success of our marketing efforts. To the extent that we have over estimated the size or growth of our receivables, in all likelihood we have over estimated our future financial performance.

Intense competition for customers may cause us to lose receivables to competitors.

We may lose receivables to competitors that offer lower interest rates and fees or other more attractive terms or features. We believe that customers choose credit card issuers and other lenders largely on the basis of interest rates, fees, credit limits and other product features. For this reason, customer loyalty is often limited. Our future growth depends largely upon the success of our marketing programs and strategies. Our credit card business competes with national, regional and local bank card issuers and with other general purpose credit card issuers, including American Express®, Discover® Network and issuers of Visa® and MasterCard® credit cards. Our other businesses have substantial competitors as well. Some of these competitors already may use or may begin using many of the programs and strategies that we have used to attract new accounts. In addition, many of our competitors are substantially larger than we are and have greater financial resources. Further, the Gramm-Leach-Bliley Act of 1999, which permits the affiliation of commercial banks, insurance companies and securities firms, may increase the level of competition in the financial services market, including the credit card business.

We may be unable to sustain and manage our growth.

We may experience fluctuations in net income or sustain net losses if we are not able to sustain or effectively manage our growth. Growth is a product of a combination of factors, many of which are not in our control. Factors include:

•	growth in both existing and new receivables;

•	the degree to which we lose receivables to competitors;

•	levels of delinquencies and charge offs;

•	the availability of funding, including securitizations, on favorable terms;

•	our ability to sell retained interests on favorable terms;

•	our ability to attract new customers through originations or portfolio purchases;

•	the level of costs of soliciting new customers;

•	the level of response to our solicitations;

•	our ability to employ and train new personnel;

•	our ability to maintain adequate management systems, collection procedures, internal controls and automated systems; and

•	general economic and other factors beyond our control.

Our decisions regarding marketing can have a significant impact on our growth.

We can increase or decrease the size of our outstanding receivables balances by increasing or decreasing our marketing efforts. Marketing is expensive, and during periods when we have less liquidity than we like or when prospects for continued liquidity in the future do not look promising, we may decide to limit our marketing and thereby our growth. We decreased our marketing during 2003, although we increased our marketing in 2004 and 2005 because of our improved access to capital attributable to our Merrill Lynch securitization facility.

Our operating expenses and our ability to effectively service our accounts are dependent on our ability to estimate the future size and general growth rate of the portfolio.

One of our servicing agreements causes us to make additional payments if we overestimate the size or growth of our business. These additional payments compensate the servicer for increased staffing expenses it incurs in anticipation of our growth. If we grow more slowly than anticipated, we still may have higher servicing expenses than we actually need, thus reducing our net income.

We Operate in a Heavily Regulated Industry.

Changes in bankruptcy, privacy or other consumer protection laws, or to the prevailing interpretation thereof, may expose us to litigation, adversely affect our ability to collect account balances in connection with our traditional credit card business, our debt collection subsidiary’s charged-off receivables operations, auto finance and micro-loan activities, or otherwise adversely affect our operations. Similarly, regulatory changes could adversely affect our ability or willingness to market credit cards and other products and services to our customers. The accounting rules that govern our business are exceedingly complex, difficult to apply and in a state of flux. As a result, how we value our receivables and otherwise account for our business (including whether we consolidate our securitizations) is subject to change depending upon the interpretation of, and changes in, those rules. Some of these issues are discussed more fully below.

Reviews and enforcement actions by regulatory authorities under banking and consumer protection laws and regulations may result in changes to our business practices, may make collection of account balances more difficult or may expose us to the risk of fines and litigation.

Our operations and the operations of the issuing banks through which we originate credit products are subject to the jurisdiction of federal, state and local government authorities, including the SEC, the Federal Deposit Insurance Corporation (FDIC), the Office of the Comptroller of the Currency, state regulators having jurisdiction over financial institutions and debt origination and debt collection and state attorneys general. Our business practices, including the terms of our products and our marketing, servicing and collection practices, are subject to both periodic and special reviews by these regulatory and enforcement authorities. These reviews can range from the investigations of specific consumer complaints or concerns to broader inquiries into our practices generally. If as part of these reviews the regulatory authorities conclude that we are not complying with applicable law, they could request or impose a wide range of remedies including requiring changes in advertising and collection practices, changes in the terms of our products (such as decreases in interest rates or fees), the imposition of fines or penalties, or the taking of remedial action with respect to affected customers. They also could require us to stop offering some of our products, either nationally or in selected states. To the extent that these remedies are imposed on the issuing banks through which we originate credit products, we generally are responsible for the remedies as a result of our indemnification obligations with those banks. Furthermore, negative publicity relating to the announcement of any specific inquiry or investigation could hurt our ability to conduct business with various industry participants or attract new accounts and could negatively affect our stock price, which would adversely affect our ability to raise additional capital and raise our costs of doing business.

As discussed below, in March 2006, one of our subsidiaries stopped processing and servicing micro-loans in North Carolina in settlement of a review by the North Carolina Attorney General, and we are terminating our processing and servicing of micro-loans for third-party banks in three other states in response to a position taken with respect to banks generally by the FDIC. Additionally, we are in the process of responding to a review of our marketing and other materials and our servicing and collection practices in another jurisdiction. The regulator has taken the position that certain specific practices are not in compliance with its interpretation of applicable state law and has requested various remedies. We also are in the process of responding to various routine reviews by other regulatory authorities. We believe that our compliance with the likely remedies in these situations will not result in a material adverse change in our financial condition, results of operations or business. However, if any additional deficiencies or violations of law or regulations are identified by us or any regulator as a result of these or other reviews, there can be no assurance that the correction of such deficiencies or violations would not have a material adverse effect on our financial condition, results of operations or business.

In addition, whether or not we modify our practices when a regulatory or enforcement authority requests or requires that we do so, there is a risk that we or other industry participants may be named as defendants in litigation involving alleged violations of federal and state laws and regulations, including consumer protection laws. Any failure to comply with legal requirements by us or the issuing banks through which we originate credit products in connection with the issuance of those products, or by us or our agents as the servicer of our accounts, could significantly impair our ability to collect the full amount of the account balances. The institution of any litigation of this nature, or any judgment against us or any other industry participant in any litigation of this nature, could adversely affect our business and financial condition in a variety of ways.

Increases in required minimum payment levels could impact our business adversely.

Recently, regulators of credit card issuers have requested or required that the issuers increase their minimum monthly payment requirements to prevent so-called “negative amortization,” in which the monthly minimum payment is not sufficient to reduce the outstanding balance even if new purchases are not made. This can be caused by, among other things, the imposition of over-limit, late and other fees. We request a minimum payment from our credit cardholders that is sufficient to cover over-limit, late and other fees plus 3% or 4% (depending upon the credit card product) of their outstanding balance—a minimum payment level that is designed to prevent negative amortization. However, we have followed a more consumer friendly practice of not treating cardholders as delinquent (with commensurate adverse credit agency reporting) provided they make a minimum payment of only 3% or 4% (depending on the credit card product) of their outstanding balance (i.e., exclusive of the requested over-limit, late and other fees). Because of this practice, as of March 31, 2006, approximately 1.5% of our accounts (representing approximately 3% of our receivables) were experiencing negative amortizations. In anticipation of a request by regulators or any of our issuing banks that we modify our minimum payment practices, we have commenced the process of testing alternative minimum payment, fee and other credit terms designed to prevent negative amortization. This testing will take one year or more to complete, and at the end of the testing we expect to change some of our practices. We have not, however, made any assessment of the impact of any changes on our business, although changes could adversely impact our delinquency and charge off statistics and the amounts ultimately collected from cardholders.

Adverse regulatory action with respect to issuing banks could adversely impact our business.

It is possible that a regulatory position or action taken with respect to any of the issuing banks through which we originate credit products or for whom we service receivables, might result in the bank’s inability or unwillingness to originate credit products on our behalf or in partnership with us. For instance, in February 2006 the FDIC effectively asked insured financial institutions not to issue cash advance and installment micro-loans through third-party servicers. Immediately after this request, the issuing bank for which we provide services in four states stopped making new loans. In the future, the FDIC or other regulators may find other aspects of the products that we originate or service objectionable, including, for instance, the terms of the credit offerings (particularly for our high fee products) or the manner in which we market them. We are entirely dependent in our issuing relationships with these institutions, and their regulators could at any time limit their ability to issue some or all products on our behalf, or that we service on their behalf, or to modify those products significantly. Any significant interruption of those relationships would result in our being unable to originate new receivables and other credit products, which would have a materially adverse impact on our business.

Changes to consumer protection laws or changes in their interpretation may impede collection efforts or otherwise adversely impact our business practices.

Federal and state consumer protection laws regulate the creation and enforcement of consumer credit card receivables and other loans. As an originator and servicer of sub-prime receivables, we typically charge higher interest rates and fees than lenders serving consumers with higher credit scores. Sub-prime lenders are commonly the target of legislation (and revised legislative interpretations) intended to prohibit or curtail these and other industry-standard practices as well as non-standard practices. Among others, changes in the consumer protection laws could result in the following:

•	receivables not originated in compliance with law (or revised interpretations) could become unenforceable and uncollectible under their terms against the obligors;

•	we may be required to refund previously collected amounts;

•	certain of our collection methods could be prohibited, forcing us to revise our practices or adopt more costly or less effective practices;

•	federal and state laws may limit our ability to recover on charged-off receivables regardless of any act or omission on our part;

•	reductions in statutory limits for fees and finance charges could cause us to reduce our fees and charges;

•	some of our products and services could be banned in certain states or at the federal level; for example, in 2004 the State of Georgia made certain micro-loan practices illegal and regulatory action and litigation has been brought in North Carolina alleging that certain micro-loan practices are prohibited in that state; and

•	federal or state bankruptcy or debtor relief laws could offer additional protections to customers seeking bankruptcy protection, providing a court greater leeway to reduce or discharge amounts owed to us.

Accordingly, our business is always subject to changes in the regulatory environment. Changes or additions to the consumer protection laws and related regulations, or to the prevailing interpretations thereof, could invalidate or call into question a number of our existing products, services and business practices, including our credit card origination, charged-off receivable collection, auto finance and micro-loan activities. Any material regulatory developments could adversely impact our results from operations.

Changes in bankruptcy laws may have an adverse impact on our performance.

Effective October 17, 2005, the federal bankruptcy code was amended in several respects. One of the changes made it substantially more difficult for individuals to obtain a complete release from their debts through a bankruptcy filing. As a result, immediately prior to the effective date of the amendments there was a substantial increase in bankruptcy filings by individuals. While much of the impact of this particular law change appears to have been simply to accelerate the bankruptcy filings by individuals who otherwise would have filed in due course and while this particular law may have ongoing future benefits to us through potential reductions in future bankruptcy filings, other future bankruptcy law changes could potentially have a materially adverse effect on our business.

The Retail Micro-Loans segment of our business operates in an increasingly hostile regulatory environment.

Most states have specific laws regulating micro-loan activities and practices (one form of these activities is sometimes referred to as “payday” lending). Moreover, during the last few years, legislation has been adopted in some states that prohibits or severely restricts micro-loan cash advance services. For example, in May 2004, a new law became effective in Georgia that effectively prohibits certain micro-loan practices in the state. Several other state legislatures have introduced bills to restrict or prohibit “cash advance” micro-loans. In addition, Mississippi and Arizona have sunset provisions in their laws permitting micro-loans that require renewal of the laws by the state legislatures at periodic intervals. Although states provide the primary regulatory framework under which we conduct our micro-loan services, certain federal laws also impact our business. In March 2005 the FDIC issued guidance limiting the frequency of borrower usage of cash advance micro-loans offered by FDIC-supervised institutions and the period a customer may have cash advance micro-loans outstanding from any lender to three months during the previous 12-month period. Subsequently, in February 2006, the FDIC effectively asked FDIC-insured financial institutions to cease cash advance and installment micro-loan activities conducted through a processing and servicing agent such as us. Moreover, future laws or regulations (at the state, federal or local level) prohibiting micro-loan services or making them unprofitable could be passed at any time or existing micro-loan laws could expire or be amended, any of which could have a material adverse effect on our business, results of operations and financial condition.

Additionally, state attorneys general, banking regulators, and others continue to scrutinize the micro-loan industry and may take actions that could require us to cease or suspend operations in their respective states. For example, one of our subsidiaries recently agreed with the Attorney General of the State of North Carolina to stop servicing micro-loans for third-party banks. Also, a group of plaintiffs brought a series of putative class action lawsuits in North Carolina claiming, among other things, that the cash advance micro-loan activities of the defendants violate numerous North Carolina consumer protection laws. The lawsuits seek various remedies including treble damages. One of these lawsuits is pending against CompuCredit and five of our subsidiaries. If these cases are determined adversely to us, there could be significant consequences to us, including the payment of monetary damages. In the future, we also might voluntarily (or with the encouragement of a regulator) withdraw particular products from particulars states, which could have a similar effect.

Negative publicity may impair acceptance of our products.

Critics of sub-prime credit and micro-loan providers have in the past focused on marketing practices that they claim encourage consumers to borrow more money than they should, as well as on pricing practices that they claim are either confusing or result in prices that are too high. Consumer groups, Internet chat sites and media reports frequently characterize sub-prime lenders as predatory or abusive toward consumers and may misinform consumers regarding their rights. If these negative characterizations and misinformation become widely accepted by consumers, demand for our products and services could be adversely impacted. Increased criticism of the industry or criticism of us in the future could hurt customer acceptance of our products or lead to changes in the law or regulatory environment, either of which would significantly harm our business.

We Routinely Explore Various Opportunities to Grow Our Business, to Make Investments and to Purchase and Sell Assets.

We routinely consider acquisitions of, or investments in, portfolios and other businesses as well as the sale of portfolios and portions of our business. There are a number of risks attendant to any acquisition, including the possibility that we will overvalue the assets to be purchased, that we will not be able to successfully integrate the acquired business or assets and that we will not be able to produce the expected level of profitability from the acquired business or assets. Similarly, there are a number of risks attendant to sales, including the possibility that we will undervalue the assets to be sold. As a result, the impact of any acquisition or sale on our future performance may not be as favorable as expected and actually may be adverse.

Portfolio purchases may cause fluctuations in reported managed receivables data, which may reduce the usefulness of historical managed loan data in evaluating our business. Our reported managed receivables data may fluctuate substantially from quarter to quarter as a result of recent and future portfolio acquisitions. As of December 31, 2005, portfolio acquisitions account for 30.4% of our total portfolio based on our ownership percentages.

Receivables included in purchased portfolios are likely to have been originated using credit criteria different from our criteria. As a result, some of these receivables have a different credit quality than receivables we originated. Receivables included in any particular purchased portfolio may have significantly different delinquency rates and charge off rates than the receivables previously originated and purchased by us. These receivables also may earn different interest rates and fees as compared to other similar receivables in our receivables portfolio. These variables could cause our reported managed receivables data to fluctuate substantially in future periods making the evaluation of our business more difficult.

Any acquisition or investment that we make, including our recent acquisition of Wells Fargo Financial’s CAR business unit and our pending acquisition of CardWorks, Inc., will involve risks different from and in addition to the risks to which our business is currently exposed. These include the risks that we will not be able to successfully integrate and operate new businesses, that we will have to incur substantial indebtedness and increase our leverage in order to pay for the acquisitions, that we will be exposed to, and have to comply with, different regulatory regimes and that we will not be able to apply our traditional analytical framework (which is what we expect to be able to do) in a successful and value-enhancing manner.

We recently entered the automobile lending business.

On April 1, 2005, we acquired Wells Fargo Financial’s CAR business unit. We are operating these assets in forty-five states through twelve branches, three regional processing centers and one national collection center based in Lake Mary, Florida under the name CAR Financial Services, Inc. Automobile lending is a new business for us, and we expect to expand further in this business over time. As a new business, we may not be able to integrate or manage the business effectively. In addition, automobile lending exposes us to a range of risks to which we previously have not been exposed, including the regulatory scheme that governs installment loans and those attendant to relying upon automobiles and their liquidation value as collateral. In addition, this business acquires loans on a wholesale basis from used car dealers, for which we will be relying upon the legal compliance and credit determinations by those dealers.

Other Risks of Our Business

Unless we obtain a bank charter, we cannot issue credit cards other than through agreements with banks.

Because we do not have a bank charter, we currently cannot issue credit cards other than through agreements with banks. Previously we applied for permission to acquire a bank and our application was denied. Unless we obtain a bank or credit card bank charter, we will continue to rely upon banking relationships to provide for the issuance of credit cards to our customers. Even if we obtain a bank charter, there may be restrictions on the types of credit that it may extend. Our primary issuing agreement is with CB&T and is scheduled to expire on March 31, 2009. If we are unable to execute a new agreement with CB&T at the expiration of the current agreement, or if our existing or new agreement with CB&T were terminated or otherwise disrupted, there is a risk that we would not be able to enter into an agreement with an alternate provider on terms that we consider favorable or in a timely manner without disruption of our business.

We may not be able to purchase charged-off receivables at sufficiently favorable prices or terms for our debt collection operations to be successful.

The charged-off receivables that are acquired and serviced by Jefferson Capital Systems, LLC, our debt collection subsidiary, or sold to third parties pursuant to forward flow contracts have been deemed uncollectible and written off by the originators. Jefferson Capital seeks to purchase charged-off receivables portfolios where our projected collections or purchase price received for the sale of such charged-off receivables will exceed our acquisition costs. Accordingly, factors causing the acquisition price of targeted portfolios to increase could reduce the ratio of collections (or purchase price received) to acquisitions costs for a given portfolio, and thereby negatively affect Jefferson Capital’s profitability. The availability of charged-off receivables portfolios at favorable prices and on favorable terms depends on a number of factors, including the continuation of the current growth and charge off trends in consumer receivables, our ability to develop and maintain long-term relationships with key charged-off receivable sellers, our ability to obtain adequate data to appropriately evaluate the collectibility of portfolios and competitive factors affecting potential purchasers and sellers of charged-off receivables, including pricing pressures, which may increase the cost to us of acquiring portfolios of charged-off receivables and reduce our return on such portfolios.

Additionally, sellers of charged-off receivables generally make numerous attempts to recover on their non-performing receivables, often using a combination of their in-house collection and legal departments as well as third-party collection agencies. Charged-off receivables are difficult to collect, and we may not be successful in collecting amounts sufficient to cover the costs associated with purchasing the receivables and funding our Jefferson Capital operations.

The analytical model we use to project credit quality may prove to be inaccurate.

We assess credit quality using an analytical model that we believe predicts the likelihood of payment more accurately than traditional credit scoring models. For instance, we have identified factors (such as delinquencies, defaults and bankruptcies) that under some circumstances we weight differently than do other credit providers. We believe our analysis enables us to better identify consumers within the underserved market who are likely to be better credit risks than otherwise would be expected. Similarly, we apply our analytical model to entire portfolios in order to identify those that may be more valuable than the seller or other potential purchasers might recognize. There can be no assurance, however, that we will be able to achieve the collections forecasted by our analytical model. If any of our assumptions underlying our model proves materially inaccurate or changes unexpectedly, we may not be able to achieve our expected levels of collection, and our revenues will be reduced, which would result in a reduction of our earnings.

Because we outsource account-processing functions that are integral to our business, any disruption or termination of that outsourcing relationship could harm our business.

We outsource account and payment processing pursuant to agreements with CB&T and its affiliates. In 2005, we paid CB&T and its affiliates $32.0 million for these services. If these agreements were not renewed or were terminated or the services provided to us otherwise disrupted, we would have to obtain these services from an alternative provider. There is a risk that we would not be able to enter into a similar agreement with an alternate provider on terms that we consider favorable or in a timely manner without disruption of our business.

We rely on Visionary Systems, Inc. for software design and support, and any disruption of our relationship with Visionary Systems could negatively impact our business.

During 2005, we paid Visionary Systems $6.1 million for software development, account origination and consulting services. In the event that Visionary Systems no longer provides us with software and support, our business would be negatively impacted until we retained replacement vendors. We believe that a number of vendors are qualified to perform the services performed by Visionary Systems and believe that this impact would be only temporary.

If we obtain a bank charter, any changes in applicable state or federal laws could adversely affect our business.

CardWorks, Inc. owns a bank, and as part of our proposed acquisition of CardWorks, Inc. we have applied for permission to acquire that bank. We may or may not receive permission to acquire that bank, and in the future we may apply for other charters as well. If we obtain a bank or credit card bank charter, we will be subject to the various state and federal regulations generally applicable to similar institutions, including restrictions on the ability of the banking subsidiary to pay dividends to us. We are unable to predict the effect of any future changes of applicable state and federal laws or regulations, but such changes could adversely affect the bank’s business and operations.

If we ever consolidate the entities that hold our receivables, the changes to our financial statements are likely to be significant.

When we securitize receivables, they are owned by special purpose entities that are not consolidated with us for financial reporting purposes. The rules governing whether these entities are consolidated are complex and evolving. These rules at some point could be changed or interpreted in a manner that requires us to consolidate these entities. In addition, we might at some point modify how we securitize receivables, or propose modifications to existing securitization facilities, such that the consolidation of these entities could be required. If this occurred, we would include the receivables as assets on our balance sheet and also would include a loan loss reserve. Similarly, we no longer would include the corresponding retained interests as assets. There also would be significant changes to our statements of operations and cash flows. The net effect of consolidation would be dependent upon the amount and nature of the receivables at the time they were consolidated, and although it is difficult to predict the net effect of consolidation, it is likely to be material.

Internet security breaches could damage our reputation and business.

Internet security breaches could damage our reputation and business. As part of our growth strategy, we may expand our origination of credit card accounts over the Internet. The secure transmission of confidential information over the Internet is essential to maintaining consumer confidence in our products and services offered online. Advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology used by us to protect customer application and transaction data transmitted over the Internet. Security breaches could damage our reputation and expose us to a risk of loss or litigation. Moreover, consumers generally are concerned with security and privacy on the Internet, and any publicized security problems could inhibit the growth of the Internet as a means of conducting commercial transactions. Our ability to solicit new account holders over the Internet would be severely impeded if consumers become unwilling to transmit confidential information online.

Investments that we make in the securities of others may be more risky and volatile than similar assets owned by us.

From time-to-time we purchase debt and securities of others, principally those issued by asset-backed securitization trusts (e.g., notes secured or “backed” by pools of assets) that represent sub-prime credit risks of individuals. These securities in many cases are junior, including below investment grade, traunches of securities issued by the trusts. The assets underlying these securities are not originated by us and, accordingly, may not meet the underwriting standards that we follow in originating receivables. Further, we do not have control over the management of the underlying assets and, similarly, they may not be managed as effectively as we would manage similar assets. As a result, the securities in which we invest may carry higher risks, including risks of higher delinquencies and charge offs, risks of covenant violations and risks of value impairment due to the claims of more senior securities issued by the trusts, than similar assets originated and owned by us. These higher risks can cause much greater valuation volatility for these securities than we typically have experienced and would expect to experience on our holdings of securities underlying the trusts that we service. And although these securities generally are traded in an active secondary market, valuation volatility also can be expected to result from liquidity needs that we might have in the future, including any need that we may have for quick liquidity or to meet margin requirements related to our investments in these securities should their prices decline. In turn, this could result in steep and immediate impairments in the values of the securities as presented within our financial statements and could cause our financial position and results of operations to deteriorate, possibly materially. At March 31, 2006, we had investments in the debt and similar securities of others of $64.4 million.

Risks Relating to an Investment in Our Common Stock

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell your shares of our common stock when you want or at prices you find attractive.

The price of our common stock on the NASDAQ Global Market constantly changes. We expect that the market price of our common stock will continue to fluctuate. The market price of our common stock may fluctuate in response to numerous factors, many of which are beyond our control. These factors include the following:

•	actual or anticipated fluctuations in our operating results;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	the operating and stock performance of our competitors;

•	announcements by us or our competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in interest rates;

•	the announcement of enforcement actions or investigations against us or our competitors or other negative publicity relating to us or our industry;

•	changes in accounting principles generally accepted in the United States of America (“GAAP”), laws, regulations or the interpretations thereof that affect our various business activities and segments;

•	general domestic or international economic, market and political conditions;

•	additions or departures of key personnel; and

•	future sales of our common stock and the share lending agreement.

In addition, the stock markets from time to time experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

Future sales of our common stock or equity-related securities in the public market, including sales of our common stock pursuant to share lending agreements or in short sales transactions by purchasers of convertible notes securities, could adversely affect the trading price of our common stock and our ability to raise funds in new stock offerings.

Sales of significant amounts of our common stock or equity-related securities in the public market, including sales pursuant to share lending agreements, or the perception that such sales will occur, could adversely affect prevailing trading prices of our common stock and could impair our ability to raise capital through future offerings of equity or equity-related securities. No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of shares of common stock for future sale, including sales of our common stock in short sales transactions by purchasers of the notes, will have on the trading price of our common stock.

We have the ability to issue preferred shares without shareholder approval.

Our common shares may be subordinate to classes of preferred shares issued in the future in the payment of dividends and other distributions made with respect to common shares, including distributions upon liquidation or dissolution. Our articles of incorporation permit our board of directors to issue preferred shares without first obtaining shareholder approval. If we issued preferred shares, these additional securities may have dividend or liquidation preferences senior to the common shares. If we issue convertible preferred shares, a subsequent conversion may dilute the current common shareholders’ interest.

Our executive officers, directors and parties related to them, in the aggregate, control a majority of our voting stock and may have the ability to control matters requiring shareholder approval.

Our executive officers, directors and parties related to them own a large enough stake in us to have an influence on, if not control of, the matters presented to shareholders. As a result, these shareholders may have the ability to control matters requiring shareholder approval, including the election and removal of directors, the approval of significant corporate transactions, such as any reclassification, reorganization, merger, consolidation or sale of all or substantially all of our assets, and the control of our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change of control of us, impede a merger, consolidation, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could have an adverse effect on the market price of our common stock.

Note Regarding Risk Factors

The risk factors presented above are all of the ones that we currently consider material. However, they are not the only ones facing our company. Additional risks not presently known to us, or which we currently consider immaterial, may also adversely affect us. There may be risks that a particular investor views differently from us, and our analysis might be wrong. If any of the risks that we face actually occur, our business, financial condition and operating results could be materially adversely affected and could differ materially from any possible results suggested by any forward-looking statements that we have made or might make. In such case, the trading price of our common stock could decline, and you could lose part or all of your investment. We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

All of the shares of common stock offered pursuant to this prospectus will be offered and sold by the selling shareholders named in this prospectus or in any amendment to this prospectus. We will not receive any of the proceeds from the sale of these shares of common stock.

SELLING SHAREHOLDERS

We agreed, subject to various conditions, to register all of the shares of our common stock issuable upon the exercise of a warrant we granted to Merrill Lynch Mortgage Capital Inc. in January 2004 in connection with a securitization facility entered into in the first quarter of 2004, and any other shares of our common stock issuable by way of, or issuable upon conversion or exercise of any warrant, right or other security which is issued as, a dividend, stock split, combination of shares, recapitalization, restructuring, merger, consolidation or other distribution with respect to or exchange for or replacement of the shares of our common stock issuable upon exercise of the warrant. Merrill Lynch Mortgage Capital Inc. sold half of the warrant to OZ Master Fund, Ltd. in December 2005. The warrants entitle each of Merrill Lynch Mortgage Capital Inc. and OZ Master Fund, Ltd. to acquire 1,200,000 shares of our common stock at an exercise price of $22.45 per share. The total number of shares issuable upon exercise of the warrants and the exercise price per share pursuant to the warrants are subject to adjustment from time to time upon the occurrence of certain events. The warrants are exercisable at any time through January 30, 2007.

We and certain of our affiliates have engaged in transactions with Merrill Lynch Mortgage Capital Inc. and certain of its affiliates in the ordinary course of business. These transactions were on substantially the same terms as comparable transactions with other clients of Merrill Lynch Mortgage Capital Inc. and its affiliates. Other than the warrants and the shares of our common stock issuable upon the exercise of the warrants and offered by this prospectus, neither Merrill Lynch Mortgage Capital Inc. nor any of its affiliates beneficially owns any of our securities. It is possible, however, that Merrill Lynch Mortgage Capital Inc. or any of its affiliates may acquire or dispose of additional shares of common stock from time to time after the date of this prospectus.

Merrill Lynch Mortgage Capital Inc. has identified itself as an affiliate of a registered broker-dealer and has represented to us that it acquired the warrant and the underlying shares in the ordinary course of business and, at the time of such acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the warrant or the shares.

As used in this prospectus, “selling shareholder” includes Merrill Lynch Mortgage Capital Inc., OZ Master Fund, Ltd. and any of their pledgees, donees, transferees or other successors in interest selling shares it received from Merrill Lynch Mortgage Capital Inc. or OZ Master Fund, Ltd. as a gift, pledge, distribution or other non-sale related transfer after the date of this prospectus.

PL AN OF DISTRIBUTION

The following summary of the selling shareholders’ plan for distributing the shares of our common stock offered pursuant to this prospectus may be supplemented to the extent necessary by a description of a special plan for each offering in the applicable prospectus supplement relating to such offering. The selling shareholders may offer and sell all or a portion of the shares of common stock directly to purchasers or through underwriters, broker-dealers or agents. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

The common stock may be sold in one or more transactions at

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

The sales may be effected in transactions in the following manner:

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale in accordance with the rules of the exchange;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	through the settlement of short sales;

•	in firm commitment underwritten public offerings;

•	in block trades in which the broker-dealer attempts to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker-dealer as principal and resales by the broker-dealer for its account pursuant to this prospectus;

•	in ordinary brokerage transactions and transactions in which the broker solicits purchasers; or

•	in privately negotiated transactions.

The selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the common stock and deliver the common stock to close out such short positions, or loan or pledge the common stock to broker-dealers that in turn may sell the common stock.

From time to time, a selling shareholder may pledge, hypothecate or grant a security interest in some or all of the shares owned by it. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling shareholders.

To the extent required under the Securities Act of 1933, as amended, which we refer to in this prospectus as the “Securities Act”, a prospectus supplement or amendment will be filed and disclose the specific number of shares of common stock to be sold, the name of the selling shareholders, the purchase price, the public offering price, the names of any agent, dealer or underwriter, and any applicable commissions paid or discounts or concessions allowed with respect to a particular offering and other facts material to the transaction. Any underwriters, dealers, brokers or agents participating in the distribution of the shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling shareholder and/or purchasers of selling shareholders’ shares, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act and any discounts, concessions, commissions or fees received by it and any profit on the resale of the shares sold by it may be deemed to be underwriting discounts and commissions under such Act. In addition, any underwriters, brokers, dealers or agents that participate in the distribution of the shares offered hereby may be deemed to be “underwriters” within the meaning of the Securities Act and any discounts, concessions, commissions or fees received by them and any profit on the resale of the shares sold by them may be deemed to be underwriting discounts and commissions under such Act.

The selling shareholders and other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by the selling shareholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

Pursuant to an agreement between us and Merrill Lynch Mortgage Capital Inc., we agreed to register the shares under the Securities Act and, with certain exceptions, to keep the registration statement of which this prospectus is a part effective and usable until the date that all of the shares covered by the registration statement of which this prospectus is a part have been sold or distributed. We have agreed to pay all of the expenses incurred in connection with the registration statement, including, without limitation, all SEC and blue sky registration and filing fees, printing expenses, transfer agent and registrar fees, stock exchange qualification fees, and fees and disbursements of our outside counsel and independent accountants, including expenses incurred in connection with any special audits incidental to or required by this registration. Any underwriting discounts, fees and disbursements of counsel to the selling shareholders, selling commissions and stock transfer taxes applicable to the shares will be paid by the selling shareholders.

LE GAL MATTERS

The validity of the shares of common stock offered pursuant to this prospectus will be passed upon for us by Troutman Sanders LLP, 600 Peachtree Street, N.E., Suite 5200, Atlanta, Georgia 30308-2216.

I NDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our consolidated financial statements as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, included in our Annual Report on Form 10-K for the year ended December 31, 2005, and incorporated by reference in this prospectus, have been audited by BDO Seidman, LLP, independent registered public accounting firm, as set forth in their report which is also included therein and incorporated by reference herein.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the expenses in connection with the issuance and distribution of the securities covered by the registration statement, other than underwriting discounts and commissions. We will bear all of these expenses. All of such expenses are estimates, other than the registration fee payable to the Securities and Exchange Commission.

SEC Registration fee	$9,535	*
Printing and engraving costs	4,000
Accounting fees and expenses	5,000
Legal fees and expenses	20,000
Miscellaneous	1,465

Total	$40,000

*	Pursuant to Rule 457(p) under the Securities Act of 1933, the fee paid in connection with the Registrant’s Registration Statement on Form S-3 (Registration No. 333-127419) initially filed on August 11, 2005, for which a withdrawal request has been filed, is being used to offset the entire registration fee due herewith.

Item 15.	Indemnification of Directors and Officers.

The Georgia Business Corporation Code (the “GBCC”) permits a corporation to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director, provided that no provisions shall eliminate or limit the liability of a director for: (i) any appropriation, in violation of his duties, of any business opportunity of the corporation; (ii) acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) unlawful corporate distributions; or (iv) any transaction from which the director received an improper personal benefit. This provision pertains only to breaches of duty by directors in their capacity as directors (and not in any other corporate capacity, such as officers) and limits liability only for breaches of fiduciary duties under the GBCC (and not for violation of other laws, such as the federal securities laws).

The GBCC further provides that a corporation may indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because he or she is an officer of the corporation to the same extent as it may indemnify a director.

The Amended and Restated Articles of Incorporation, as amended, exonerate the directors of CompuCredit from monetary liability to the extent permitted by this statutory provision. Our Amended and Restated Articles of Incorporation, as amended, and our Second Amended and Restated Bylaws, as amended, further provide that the we shall indemnify any director, and may indemnify any officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action by or in the right of CompuCredit), by reason of the fact that such person is or was a director or officer of CompuCredit, or is or was serving at the request of CompuCredit as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including reasonable attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of CompuCredit (and with respect to any criminal action or proceeding, if such person had no reasonable cause to believe such person’s conduct was unlawful), to the maximum extent permitted by, and in the manner provided by, the GBCC.

In addition, the Second Amended and Restated Bylaws, as amended, provide that CompuCredit will advance to its directors, and may advance to its officers, reasonable expenses of any such proceeding; provided that, such person furnishes CompuCredit with (i) a written affirmation of such person’s good faith belief that such person has met the applicable standard of conduct and (ii) a written undertaking to repay any advances if it is ultimately determined that such person is not entitled to indemnification.

Notwithstanding any provision of our Amended and Restated Articles of Incorporation, as amended, and our Second Amended and Restated Bylaws, as amended, to the contrary, the GBCC provides that CompuCredit shall not indemnify a director or officer for any liability incurred in a proceeding in which the director or officer is adjudged liable to CompuCredit or is subjected to injunctive relief in favor of CompuCredit: (i) for any appropriation, in violation of his duties, of any business opportunity of CompuCredit; (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) for unlawful corporate distributions; and (iv) for any transaction from which the director or officer received an improper personal benefit.

We also maintain a directors’ and officers’ liability insurance policy that insures our directors and officers against such liabilities as are customarily covered by such policies.

Item 16.	Exhibits.

Exhibit Number	Description of Exhibit	Incorporated by Reference from CompuCredit’s SEC Filings Unless Otherwise Indicated
3.1	Amended and Restated Articles of Incorporation	August 27, 1998, Form S-1, exhibit 3.1

3.2	Articles of Amendment	August 14, 2000, Form 10-Q, exhibit 3.1(a)

3.3	Amended and Restated Bylaws (As Amended Through May 9, 2006)	May 15, 2006, Form 8-K, exhibit 3.1

4.1	Form of common stock certificate	April 12, 1999, Form S-1, exhibit 4.1

4.2	Warrant Agreement, dated as of December 15, 2005, between CompuCredit Corporation and Merrill Lynch MortgageCapital Inc.	December 21, 2005 Form 8-K, exhibit 4.1

4.3	Warrant Agreement, dated as of December 15, 2005, between CompuCredit Corporation and OZ Master Fund, Ltd.	December 21, 2005 Form 8-K, exhibit 4.2

5.1	Opinion of Troutman Sanders LLP as to the legality of the shares being registered	Filed herewith

23.1	Consent of BDO Seidman, LLP	Filed herewith

23.2	Consent of Troutman Sanders LLP	Included in Exhibit 5.1

24	Powers of Attorney	Contained on Signature Page

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on June 14, 2006.

COMPUCREDIT CORPORATION

By:	/s/ J.Paul Whitehead, III
Name: J.Paul Whitehead, III
Title: Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Rohit H. Kirpalani and J.Paul Whitehead, III, each as the true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated as of June 14, 2006.

Signature	Title

/s/ David G. Hanna David G. Hanna	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

/s/ Richard R. House, Jr. Richard R. House, Jr.	President and Director

/s/ Richard W. Gilbert Richard W. Gilbert	Chief Operating Officer and Director

/s/ J.Paul Whitehead, III J.Paul Whitehead, III	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Gregory J. Corona Gregory J. Corona	Director

/s/ Frank J. Hanna, III Frank J. Hanna, III	Director

Signature	Title

/s/ Deal W. Hudson Deal W. Hudson	Director

/s/ Mack F. Mattingly Mack F. Mattingly	Director

/s/ Nicholas B. Paumgarten Nicholas B. Paumgarten	Director

/s/ Thomas G. Rosencrants Thomas G. Rosencrants	Director

Exhibit Index

Exhibit Number	Description of Exhibit	Incorporated by Reference from CompuCredit’s SEC Filings Unless Otherwise Indicated

3.1	Amended and Restated Articles of Incorporation	August 27, 1998, Form S-1, exhibit 3.1

3.2	Articles of Amendment	August 14, 2000, Form 10-Q, exhibit 3.1(a)

3.3	Amended and Restated Bylaws (As Amended Through May 9, 2006)	May 15, 2006, Form 8-K, exhibit 3.1

4.1	Form of common stock certificate	April 12, 1999, Form S-1, exhibit 4.1

4.2	Warrant Agreement, dated as of December 15, 2005, between CompuCredit Corporation and Merrill Lynch MortgageCapital Inc.	December 21, 2005 Form 8-K, exhibit 4.1

4.3	Warrant Agreement, dated as of December 15, 2005, between CompuCredit Corporation and OZ Master Fund, Ltd.	December 21, 2005 Form 8-K, exhibit 4.2

5.1	Opinion of Troutman Sanders LLP as to the legality of the shares being registered	Filed herewith

23.1	Consent of BDO Seidman, LLP	Filed herewith

23.2	Consent of Troutman Sanders LLP	Included in Exhibit 5.1

24	Powers of Attorney	Contained on Signature Page